FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of July 2006

Commission File Number: 1-07952

KYOCERA CORPORATION

6 Takeda Tobadono-cho, Fushimi-ku,

Kyoto 612-8501, Japan

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  X    Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Registration S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Registration S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes          No  X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b); 82-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

KYOCERA CORPORATION

/s/ Akihiko Toyotani
Akihiko Toyotani
General Manager of Finance Division

Date: July 27, 2006

Information furnished on this form :

EXHIBITS

Exhibit Number
1.	Consolidated Financial Results for the Three Months Ended June 30, 2006

2.	Transfer of Shares of Kyocera Leasing Co., Ltd.

Consolidated Results of Kyocera Corporation and its Subsidiaries

for the Three Months Ended June 30, 2006

1. The basic items on preparation for consolidated results for the three months ended June 30, 2006 :

(1) The consolidated financial statements are prepared in conformity with accounting principles generally accepted in the United

      States of America.

(2) Change in accounting policies : None

(3) Changes in scope of consolidation and application of the equity method :

	Consolidation	Equity method
Increase	2	0
Decrease	1	0

2. Consolidated financial information for the three months ended June 30, 2006 :

(1) Consolidated results of operations :

	Japanese Yen
	Three months ended June 30,		Year ended March 31,
	2006	2005	2006
Net sales	¥292,696 million	¥265,073 million	¥1,181,489 million
% change from the previous period	10.4%	(9.6)%	0.1%
Profit from operations	30,642 million	14,283million	103,207 million
% change from the previous period	114.5%	(58.9)%	2.2%
Income before income taxes	36,927 million	17,215 million	121,388 million
% change from the previous period	114.5%	(54.8)%	12.9%
Net income	20,072 million	8,603 million	69,696 million
% change from the previous period	133.3%	(60.9)%	51.8%
Earnings per share :
Basic	¥106.82	¥45.89	¥371.68
Diluted	106.61	45.88	371.43

(2) Consolidated financial condition :

	Japanese Yen
	June 30,		March 31,
	2006	2005	2006
Total assets	¥1,973,816 million	¥1,741,948 million	¥1,931,522 million
Stockholders’ equity	1,319,510 million	1,171,769 million	1,289,077 million
Stockholders’ equity to total assets	66.9%	67.3%	66.7%
Stockholders’ equity per share	¥7,021.14	¥6,250.08	¥6,865.75

(3) Consolidated cash flows :

Japanese Yen
	Three months ended June 30,		Year ended March 31,
	2006	2005	2006
Cash flows from operating activities	¥27,604 million	¥44,507 million	¥171,077 million
Cash flows from investing activities	(61,083) million	(51,894) million	(165,467) million
Cash flows from financing activities	240 million	(11,025) million	(23,289) million
Cash and cash equivalents at end of period	266,624 million	293,679 million	300,809 million

3. Consolidated financial forecast for the year ending March 31, 2007 :
Japanese Yen
Year ending March 31, 2007
Net sales	¥1,230,000 million
Income before income taxes	¥138,000 million
Net income	¥83,000 million

Note 1:

There are no changes in the above forecast for the year ending March 31, 2007 from the original forecast, which was shown in the Form 6-K submitted on April 27, 2006.

Note 2:

Forecast of earnings per share :             ¥440.83

Net income per share amount is computed based on Statement of Financial Accounting Standards No.128. Forecast of earnings per share is computed based on the diluted average number of shares outstanding during the three months ended June 30, 2006.

With regard to forecasts set forth above, please refer to the accompanying “Forward Looking Statements” on page 10.

July 27, 2006
KYOCERA CORPORATION

Consolidated Financial Highlights (Unaudited)

Results for the Three Months Ended June 30, 2006

	(Yen in millions, except per share amounts and exchange rates)
	Three months ended June 30,		Increase (Decrease) %
	2006	2005
Net sales	292,696	265,073	10.4
Profit from operations	30,642	14,283	114.5
Income before income taxes	36,927	17,215	114.5
Net income	20,072	8,603	133.3
Average exchange rates :
US$	115	108	—
Euro	144	136	—
Earnings per share :
Net income :
Basic	106.82	45.89	132.8
Diluted	106.61	45.88	132.4
Capital expenditures	16,730	27,036	(38.1)
Depreciation	14,444	13,149	9.8
R&D expenses	15,632	14,456	8.1
Total assets	1,973,816	1,741,948	13.3
Stockholders’ equity	1,319,510	1,171,769	12.6
Sales of products manufactured outside Japan to net sales (%)	33.9	30.5	—

Business Results, Financial Condition and Prospects

1. Business Results for the Three Months Ended June 30, 2006

(1) Economic Situation and Business Environment

The Japanese economy expanded steadily in the three months ended June 30, 2006 (the first quarter) on the back of continued aggressive capital expenditures in the private sector amid a high level of corporate earnings and increased personal consumption. The U.S. economy continued to grow, while the European economy moved further along a moderate growth track due primarily to increasing exports. The Chinese economy maintained its high growth due to persistent expansion in corporate’s production activities.

In the electronics industry, which is the principal market for Kyocera Corporation and its consolidated subsidiaries (Kyocera), despite certain production adjustments for mobile phone handsets, expanded production of digital consumer equipment including digital home appliances led to high demand on the whole for components for these products.

(2) Consolidated Financial Results and Management Initiatives

Consolidated net sales for the first quarter amounted to ¥292,696 million, or increased by 10.4% compared with the three months ended June 30, 2005 (the previous first quarter), reflecting an increase in sales at both the components business and the equipment business. Profit from operations increased by 114.5% to ¥30,642 million, income before income taxes by 114.5% to ¥36,927 million and net income increased by 133.3% to ¥20,072 million compared with the previous first quarter due to increased sales and improved productivity mainly in the components business.

Effective April 1, 2006, Kyocera shifted to a new management system to speed up group decision making. The executive officer system undertaken by the officers with the titles of Chief Executive Officer, Chief Financial Officer and Chief Operating Officer was abandoned, and a new system was introduced in which the President, Representative Director and Executive Officer has total responsibility for formulation and execution of group management strategies.

	(Yen in millions, except per share amounts and exchange rates)
	Three months ended June 30,		Increase (Decrease) %
	2006	2005
Net sales	292,696	265,073	10.4
Profit from operations	30,642	14,283	114.5
Income before income taxes	36,927	17,215	114.5
Net income	20,072	8,603	133.3
Diluted earnings per share	106.61	45.88	132.4
Average US$ exchange rate	115	108	—
Average Euro exchange rate	144	136	—

(3) Consolidated Sales and Operating Profits by Reporting Segments

	(Yen in millions)
	Three months ended June 30,		Increase (Decrease) %
	2006	2005
Fine Ceramic Parts Group	18,617	15,905	17.1
Semiconductor Parts Group	36,013	29,715	21.2
Applied Ceramic Products Group	31,258	26,983	15.8
Electronic Device Group	68,307	60,811	12.3

Total components business	154,195	133,414	15.6
Telecommunications Equipment Group	50,577	45,780	10.5
Information Equipment Group	60,266	57,908	4.1
Optical Equipment Group	2,832	4,373	(35.2)

Total equipment business	113,675	108,061	5.2
Others	30,438	28,390	7.2
Adjustments and eliminations	(5,612)	(4,792)	—

Net sales	292,696	265,073	10.4

	(Yen in millions)
	Three months ended June 30,				Increase (Decrease) %
	2006		2005
	Amount	Ratio to sales (%)	Amount	Ratio to sales (%)
Fine Ceramic Parts Group	3,431	18.4	1,890	11.9	81.5
Semiconductor Parts Group	5,511	15.3	3,350	11.3	64.5
Applied Ceramic Products Group	6,389	20.4	4,891	18.1	30.6
Electronic Device Group	10,269	15.0	4,496	7.4	128.4

Total components business	25,600	16.6	14,627	11.0	75.0
Telecommunications Equipment Group	(2,843)	—	(6,441)	—	—
Information Equipment Group	8,651	14.4	7,661	13.2	12.9
Optical Equipment Group	(468)	—	(1,768)	—	—

Total equipment business	5,340	4.7	(548)	—	—
Others	2,040	6.7	1,382	4.9	47.6

Operating profit	32,980	11.3	15,461	5.8	113.3
Corporate	4,342	—	1,220	—	255.9
Equity in (losses) earnings of affiliates and unconsolidated subsidiaries	(343)	—	452	—	—
Adjustments and eliminations	(52)	—	82	—	—

Income before income taxes	36,927	12.6	17,215	6.5	114.5

Note: Commencing in the first quarter, net sales and operating profit of Precision Machine Division of Kyocera Corporation, previously included within “Corporate,” have been charged to “Others.” Accordingly, previously reported net sales and operating profit of reporting segment for the previous first quarter have been retroactively reclassified.

As components demand for digital consumer equipment expanded, both sales and operating profit in the Fine Ceramic Parts Group, the Semiconductor Parts Group and the Electronic Device Group increased compared with the previous first quarter. Sales and operating profit in the Applied Ceramic Products Group also grew, particularly solar energy business. As a result, all reporting segments in the components business recorded increased sales and operating profit compared with the previous first quarter. The operating profit ratio in the components business became 16.6% and surpassed Kyocera’s objective of 15% as a group.

The consolidated results by reporting segment are as follows.

1) Fine Ceramic Parts Group

Sales and operating profit in this reporting segment increased compared with the previous first quarter. A recovery in the semiconductor industry led to a significant increase in demand for ceramic parts for use in semiconductor fabrication equipment. In addition, demand for sapphire substrates for LEDs expanded steadily.

2) Semiconductor Parts Group

Sales and operating profit in this reporting segment increased compared with the previous first quarter on the back of active demand for ceramic packages used in digital consumer equipment.

3) Applied Ceramic Products Group

Sales growth was recorded in the solar energy business amid an expanding global market spurred by rising environmental awareness. Sales of cutting tools for the automobile industry also grew. As a result, sales and operating profit in this reporting segment increased compared with the previous first quarter.

4) Electronic Device Group

Both sales and operating profit increased in this reporting segment compared with the previous first quarter. The primary causal factors were expanded sales of new products and rising demand for capacitors, crystal-related components and connectors etc. due to strong production activity for digital consumer equipment.

Sales in the equipment business increased compared with the previous first quarter due primarily to healthly domestic sales in the Telecommunications Equipment Group and in the Information Equipment Group, including digital multifunction products and printers overseas. Operating profit in the equipment business improved by ¥5.9 billion compared with the previous first quarter due to the positive effect of increased sales of the equipment business combined with reduced loss in the Telecommunications Equipment Group and in the Optical Equipment Group.

The consolidated results by reporting segment are as follows.

5) Telecommunications Equipment Group

Sales in this reporting segment increased compared with the previous first quarter due to favorable sales of new models of mobile phone handsets and PHS handsets in the domestic market. Operating loss was substantially reduced due to a positive effect from domestic mobile phone handset business and to decreased loss at Kyocera Wireless Corp., a U.S. subsidiary.

6) Information Equipment Group

Sales in this reporting segment increased compared with the previous first quarter due to the aggressive marketing activity. Operating profit increased on account of higher sales and improved productivity coupled with the positive effect of the yen’s depreciation against Euro and the U.S. dollars. As a result, the operating profit ratio improved to 14.4%.

7) Optical Equipment Group

Sales of camera equipment decreased in line with the execution of structural reforms. Operating loss in this reporting segment, however, decreased considerably compared with the previous first quarter.

Sales in “Others” increased compared with the previous first quarter due to sales growth in the telecommunications servicing business of Kyocera Communication Systems Co., Ltd. Operating profit also increased due primarily to an increase in profits in the electronic device materials business at Kyocera Chemical Corporation.

(4) Consolidated Orders and Production by Reporting Segment

	(Yen in millions)
	Three months ended June 30,		Increase (Decrease) %
	2006	2005
Fine Ceramic Parts Group	19,629	16,601	18.2
Semiconductor Parts Group	37,542	33,436	12.3
Applied Ceramic Products Group	32,985	28,537	15.6
Electronic Device Group	73,354	64,418	13.9

Total components business	163,510	142,992	14.3
Telecommunications Equipment Group	58,714	50,276	16.8
Information Equipment Group	60,072	57,767	4.0
Optical Equipment Group	3,092	4,014	(23.0)

Total equipment business	121,878	112,057	8.8
Others	32,182	30,239	6.4
Adjustments and eliminations	(5,593)	(4,828)	—

Orders	311,977	280,460	11.2

	(Yen in millions)
	Three months ended June 30,		Increase (Decrease) %
	2006	2005
Fine Ceramic Parts Group	18,659	15,817	18.0
Semiconductor Parts Group	37,473	30,869	21.4
Applied Ceramic Products Group	31,501	27,117	16.2
Electronic Device Group	69,283	61,011	13.6

Total components business	156,916	134,814	16.4
Telecommunications Equipment Group	52,358	45,927	14.0
Information Equipment Group	65,830	60,272	9.2
Optical Equipment Group	2,769	3,986	(30.5)

Total equipment business	120,957	110,185	9.8
Others	19,817	19,089	3.8

Production	297,690	264,088	12.7

(5) Geographic Segments (Sales by region)

	(Yen in millions)
	Three months ended June 30,		Increase (Decrease) %
	2006	2005
Japan	113,823	107,064	6.3
United States of America	61,703	54,910	12.4
Asia	51,128	43,755	16.9
Europe	46,468	42,796	8.6
Others	19,574	16,548	18.3

Net sales	292,696	265,073	10.4

1) Japan

Sales of the Telecommunications Equipment Group including mobile phone handsets and PHS handsets increased compared with the previous first quarter. Sales of the components business such as the Semiconductor Parts Group also grew due to increased demand.

2) United States of America

Sales of the Electronic Device Group and the Semiconductor Parts Group increased due to expanded demand for digital consumer products. Sale of the Information Equipment Group also grew compared with the previous first quarter.

3) Asia

Sales increased compared with the previous first quarter, particularly in the Electronic Device Group and the Semiconductor Parts Group.

4) Europe

Increased demand for solar energy products as well as electronic devices and semiconductor parts resulted in sales growth compared with the previous first quarter.

5) Others

Sales of the Information Equipment Group and the Semiconductor Parts Group increased compared with the previous first quarter.

2. Cash Flows

Cash and cash equivalents at June 30, 2006 decreased by ¥34,185 million to ¥266,624 million compared with those at March 31, 2006.

	(Yen in millions)
	Three months ended June 30,
	2006	2005
Cash flows from operating activities	27,604	44,507
Cash flows from investing activities	(61,083)	(51,894)
Cash flows from financing activities	240	(11,025)
Effect of exchange rate changes on cash and cash equivalents	(946)	1,499
Net decrease in cash and cash equivalents	(34,185)	(16,913)
Cash and cash equivalents at beginning of period	300,809	310,592
Cash and cash equivalents at end of period	266,624	293,679

1) Cash Flows from Operating Activities

Net cash provided by operating activities in the first quarter decreased by ¥16,903 million to ¥27,604 million from the previous first quarter of ¥44,507 million. Although net income increased by ¥11,469 million, cash and cash equivalent in connection with receivables and inventories decreased compared with the previous first quarter.

2) Cash Flows from Investing Activities

Net cash used in investing activities in the first quarter increased by ¥9,189 million to ¥61,083 million from the previous first quarter of ¥51,894 million. Net cash provided by sales of securities and withdrawal of time deposits increased, on the other hand, net cash used in deposit of negotiable certificate increased compared with the previous first quarter.

3) Cash Flows from Financing Activities

Cash flows from financing activities changed from ¥11,025 million of net cash used in financing activities in the previous first quarter to ¥240 million of net cash provided by financing activities in the first quarter. This was due mainly to an increase in short-term debt.

3. Consolidated Financial Forecast for the Year Ending March 31, 2007

Although Kyocera changed its forecast of average exchange rates for the year ending March 31, 2007 (fiscal 2007), it has not changed its forecast of sales and profits for fiscal 2007 released on April 27, 2006 because an impact of change in the forecast of average exchange rates is not considered to be material.

Financial results in the first quarter progressed steadily towards the full-year forecast. Kyocera projects high components demand on the whole in the second quarter and onward. In this favourable market environment, Kyocera will maximize group synergies aimed at assuring business expansion. In addition, Kyocera will cultivate new markets such as organic packages. In the equipment business, Kyocera will strive to increase sales and profits through the continued timely market release of new products by the Telecommunications Equipment Group and the Information Equipment Group.

Forecasts for fiscal 2007 are as follows.

	(Yen in millions, except per share amounts and exchange rates)
	Forecast for Fiscal 2007 Announced on		Result for Fiscal 2006	Increase (Decrease) to the Result for Fiscal 2006%
	July 27, 2006	April 27, 2006
Net sales	1,230,000	1,230,000	1,181,489	4.1
Profit from operations	123,000	123,000	103,207	19.2
Income before income taxes	138,000	138,000	121,388	13.7
Net income	83,000	83,000	69,696	19.1
Diluted earnings per share	440.83	442.34	371.43	18.7
Average US$ exchange rate	109	108	113	—
Average Euro exchange rate	140	134	138	—

Forecast of diluted earnings per share announced on July 27, 2006 is computed based on the diluted average number of shares outstanding during the first quarter.

Note: Forward-Looking Statements

Certain of the statements made in this document are forward-looking statements (within the meaning of Section 21E of the U.S. Securities and Exchange Act of 1934), which are based on our current assumptions and beliefs in light of the information currently available to us. These forward-looking statements involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors include, but are not limited to: general economic conditions in our markets, which are primarily Japan, North America, Europe, and Asia, including in particular China; changes in exchange rates, particularly between the yen and the U.S. dollar and euro, respectively, in which we make significant sales; our ability to launch innovative products and otherwise meet the advancing technical requirements of our customers, particularly in the highly competitive markets for ceramics, semiconductor parts and electronic components; and the extent and pace of future growth or contraction in information technology-related markets around the world, including those for communications and personal computers; fluctuations in the value of securities and other assets held by us and changes in accounting principles; business performance of other companies with which we maintain business alliances; laws and regulations relating to the taxation, and to manufacturing and trade; events that may impact negatively on our markets or supply chain, including terrorist acts and outbreaks of diseases; and the occurrence of natural disasters, such as earthquakes, in locations where our manufacturing and other key business facilities are located. Such risks, uncertainties and other factors may cause our actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. We undertake no obligation to publicly update any forward-looking statements included in this document.

CONSOLIDATED BALANCE SHEETS

	Yen in millions
	(Unaudited)				(Unaudited)
	June 30, 2006		March 31, 2006		June 30, 2005
	Amount	%	Amount	%	Amount	%
Current assets :
Cash and cash equivalents	¥266,624		¥300,809		¥293,679
Short-term investments	129,941		87,942		68,384
Trade notes receivable	24,981		24,597		27,518
Trade accounts receivable	199,679		210,393		185,648
Short-term finance receivables	43,600		39,505		32,336
Less allowances for doubtful accounts and sales returns	(7,055)		(7,425)		(8,190)
Inventories	203,030		190,564		207,495
Deferred income taxes	40,911		40,411		40,153
Other current assets	31,996		33,872		29,263

Total current assets	933,707	47.3	920,668	47.7	876,286	50.3

Non-current assets :
Investments in and advances to affiliates and unconsolidated subsidiaries	7,017		7,355		30,712
Securities and other investments	582,216		553,377		422,299

Total investments and advances	589,233	29.9	560,732	29.0	453,011	26.0

Long-term finance receivables	83,052	4.2	80,970	4.2	76,251	4.4

Property, plant and equipment, at cost :
Land	58,375		58,286		56,160
Buildings	251,710		249,506		234,496
Machinery and equipment	705,111		697,383		663,117
Construction in progress	8,232		13,473		18,185
Less accumulated depreciation	(737,524)		(733,302)		(700,948)

	285,904	14.5	285,346	14.8	271,010	15.6

Goodwill	31,166	1.6	31,351	1.6	28,612	1.6
Intangible assets	30,041	1.5	31,227	1.6	16,349	0.9
Other assets	20,713	1.0	21,228	1.1	20,429	1.2

Total non-current assets	1,040,109	52.7	1,010,854	52.3	865,662	49.7

Total assets	¥1,973,816	100.0	¥1,931,522	100.0	¥1,741,948	100.0

	Yen in millions
	(Unaudited)				(Unaudited)
	June 30, 2006		March 31, 2006		June 30, 2005
	Amount	%	Amount	%	Amount	%
Current liabilities :
Short-term borrowings	¥99,062		¥90,865		¥63,813
Current portion of long-term debt	17,728		16,347		46,266
Trade notes and accounts payable	103,863		103,503		87,933
Other notes and accounts payable	44,631		51,997		46,081
Accrued payroll and bonus	45,889		37,998		43,592
Accrued income taxes	17,756		27,658		11,840
Other accrued expenses	31,778		31,414		28,312
Other current liabilities	19,701		18,841		19,981

Total current liabilities	380,408	19.3	378,623	19.6	347,818	20.0

Non-current liabilities :
Long-term debt	31,848		33,360		33,099
Accrued pension and severance costs	24,844		27,092		27,955
Deferred income taxes	140,975		125,686		93,391
Other non-current liabilities	10,735		12,742		6,810

Total non-current liabilities	208,402	10.5	198,880	10.3	161,255	9.2

Total liabilities	588,810	29.8	577,503	29.9	509,073	29.2

Minority interests in subsidiaries	65,496	3.3	64,942	3.4	61,106	3.5

Stockholders’ equity :
Common stock	115,703		115,703		115,703
Additional paid-in capital	161,960		161,994		162,059
Retained earnings	978,261		967,576		915,857
Accumulated other comprehensive income	91,269		72,947		9,533
Treasury stock, at cost	(27,683)		(29,143)		(31,383)

Total stockholders’ equity	1,319,510	66.9	1,289,077	66.7	1,171,769	67.3

Total liabilities, minority interests and stockholders’ equity	¥1,973,816	100.0	¥1,931,522	100.0	¥1,741,948	100.0

Note: Accumulated other comprehensive income is as follows :

	Yen in millions
	June 30, 2006	March 31, 2006	June 30, 2005
Net unrealized gains on securities	¥104,270	¥82,649	¥37,022
Net unrealized losses on derivative financial instruments	¥(134)	¥(75)	¥(37)
Minimum pension liability adjustments	¥(2,057)	¥(2,057)	¥(1,629)
Foreign currency translation adjustments	¥(10,810)	¥(7,570)	¥(25,823)

CONSOLIDATED STATEMENTS OF INCOME (Unaudited)

	Yen in millions and shares in thousands, except per share amounts
	Three months ended June 30,				Increase
	2006		2005		(Decrease)
	Amount	%	Amount	%	Amount	%
Net sales	¥292,696	100.0	¥265,073	100.0	¥27,623	10.4
Cost of sales	200,598	68.5	191,687	72.3	8,911	4.6

Gross profit	92,098	31.5	73,386	27.7	18,712	25.5

Selling, general and administrative expenses	61,456	21.0	59,103	22.3	2,353	4.0

Profit from operations	30,642	10.5	14,283	5.4	16,359	114.5
Other income (expenses):
Interest and dividend income	4,580	1.5	3,167	1.2	1,413	44.6
Interest expense	(219)	(0.1)	(257)	(0.1)	38	—
Foreign currency transaction losses, net	(55)	(0.0)	(492)	(0.2)	437	—
Equity in (losses) earnings of affiliates and unconsolidated subsidiaries	(343)	(0.1)	452	0.2	(795)	—
Gains on sales of investment securities, net	1,810	0.6	2	0.0	1,808	—
Other, net	512	0.2	60	0.0	452	753.3

Total other income (expenses)	6,285	2.1	2,932	1.1	3,353	114.4

Income before income taxes and minority interests	36,927	12.6	17,215	6.5	19,712	114.5
Income taxes	15,461	5.3	8,035	3.0	7,426	92.4

Income before minority interests	21,466	7.3	9,180	3.5	12,286	133.8
Minority interests	(1,394)	(0.4)	(577)	(0.3)	(817)	—

Net income	¥20,072	6.9	¥8,603	3.2	¥11,469	133.3

Earnings per share :
Net income :
Basic	¥106.82		¥45.89
Diluted	¥106.61		¥45.88

Weighted average number of shares of common stock outstanding :
Basic	187,901		187,480
Diluted	188,283		187,499

Notes:

1.	Kyocera applies the Statement of Financial Accounting Standards Board (SFAS) No.130 “Financial Reporting of Comprehensive Income.” Based on this standard, comprehensive income for the three months ended June 30, 2006 and 2005 was an increase of ¥38,394 million and an increase of ¥6,297 million, respectively.

2.	Earnings per share amounts were computed based on SFAS No.128, “Earnings per Share.” Under SFAS No.128, basic earnings per share was computed based on the average number of shares of common stock outstanding during each period and diluted earnings per share assumed the dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

	Yen in millions and shares in thousands
(Number of shares of common stock)	Common stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income	Treasury stock, at cost	Comprehensive income
Balance at March 31, 2005 (187,481)	¥115,703	¥162,061	¥916,628	¥11,839	¥(31,380)
Net income for the year			69,696			¥69,696
Other comprehensive income				61,108		61,108

Total comprehensive income for the year						¥130,804

Cash dividends			(18,748)
Purchase of treasury stock (20)					(170)
Reissuance of treasury stock (294)		(67)			2,407

Balance at March 31, 2006 (187,755)	115,703	161,994	967,576	72,947	(29,143)
(Unaudited)
Net income for the period			20,072			¥20,072
Other comprehensive income				18,322		18,322

Total comprehensive income for the period						¥38,394

Cash dividends			(9,387)
Purchase of treasury stock (4)					(43)
Reissuance of treasury stock (183)		(34)			1,503

Balance at June 30, 2006 (187,934)	¥115,703	¥161,960	¥978,261	¥91,269	¥(27,683)

	Yen in millions and shares in thousands
(Number of shares of common stock)	Common stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income	Treasury stock, at cost	Comprehensive income
Balance at March 31, 2005 (187,481)	¥115,703	¥162,061	¥916,628	¥11,839	¥(31,380)
(Unaudited)
Net income for the period			8,603			¥8,603
Other comprehensive income				(2,306)		(2,306)

Total comprehensive income for the period						¥6,297

Cash dividends			(9,374)
Purchase of treasury stock (4)					(30)
Reissuance of treasury stock (4)		(2)			27

Balance at June 30, 2005 (187,481)	¥115,703	¥162,059	¥915,857	¥9,533	¥(31,383)

CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited)

	Yen in millions
	Three months ended June 30,
	2006	2005
Cash flows from operating activities :
Net income	¥20,072	¥8,603
Adjustments to reconcile net income to net cash provided by operating activities :
Depreciation and amortization	16,699	14,773
Write-down of inventories	1,640	2,313
Gains on sales of investment securities, net	(1,810)	(2)
Minority interests	1,394	577
Decrease in receivables	4,002	21,114
(Increase) decrease in inventories	(15,355)	3,731
Increase in notes and accounts payable	3,109	3,012
Decrease in accrued income taxes	(10,138)	(20,085)
Increase in other current liabilities	9,583	10,273
Other, net	(1,592)	198

Net cash provided by operating activities	27,604	44,507

Cash flows from investing activities :
Payments for purchases of securities	(19,516)	(14,788)
Payments for purchases of investments and advances	(77)	(76)
Sales and maturities of securities	16,009	2,278
Payments for purchases of property, plant and equipment, and intangible assets	(18,219)	(19,049)
Proceeds from sales of property, plant and equipment, and intangible assets	309	1,809
Deposit of negotiable certificate of deposits and time deposits	(85,924)	(39,221)
Withdrawal of negotiable certificate of deposits and time deposits	46,249	17,480
Other, net	86	(327)

Net cash used in investing activities	(61,083)	(51,894)

Cash flows from financing activities :
Increase (decrease) in short-term debt	8,324	(2,759)
Proceeds from issuance of long-term debt	1,451	2,522
Payments of long-term debt	(1,326)	(843)
Dividends paid	(9,508)	(9,452)
Reissuance (purchase) of treasury stock, net	1,426	(4)
Other, net	(127)	(489)

Net cash provided by (used in) financing activities	240	(11,025)

Effect of exchange rate changes on cash and cash equivalents	(946)	1,499

Net decrease in cash and cash equivalents	(34,185)	(16,913)
Cash and cash equivalents at beginning of period	300,809	310,592

Cash and cash equivalents at end of period	¥266,624	¥293,679

SEGMENT INFORMATION (Unaudited)

1. Reporting segments :

	Yen in millions
	Three months ended June 30,
	2006	2005	Increase (Decrease)
	Amount	Amount	Amount	%
Net sales :
Fine Ceramic Parts Group	¥18,617	¥15,905	¥2,712	17.1
Semiconductor Parts Group	36,013	29,715	6,298	21.2
Applied Ceramic Products Group	31,258	26,983	4,275	15.8
Electronic Device Group	68,307	60,811	7,496	12.3
Telecommunications Equipment Group	50,577	45,780	4,797	10.5
Information Equipment Group	60,266	57,908	2,358	4.1
Optical Equipment Group	2,832	4,373	(1,541)	(35.2)
Others	30,438	28,390	2,048	7.2
Adjustments and eliminations	(5,612)	(4,792)	(820)	—

Net sales	¥292,696	¥265,073	¥27,623	10.4

Operating profit :
Fine Ceramic Parts Group	¥3,431	¥1,890	¥1,541	81.5
Semiconductor Parts Group	5,511	3,350	2,161	64.5
Applied Ceramic Products Group	6,389	4,891	1,498	30.6
Electronic Device Group	10,269	4,496	5,773	128.4
Telecommunications Equipment Group	(2,843)	(6,441)	3,598	—
Information Equipment Group	8,651	7,661	990	12.9
Optical Equipment Group	(468)	(1,768)	1,300	—
Others	2,040	1,382	658	47.6

Operating profit	32,980	15,461	17,519	113.3
Corporate	4,342	1,220	3,122	255.9
Equity in (losses) earnings of affiliates and unconsolidated subsidiaries	(343)	452	(795)	—
Adjustments and eliminations	(52)	82	(134)	—

Income before income taxes	¥36,927	¥17,215	¥19,712	114.5

Depreciation and amortization :
Fine Ceramic Parts Group	¥905	¥920	¥(15)	(1.6)
Semiconductor Parts Group	2,770	1,856	914	49.2
Applied Ceramic Products Group	1,811	1,284	527	41.0
Electronic Device Group	4,430	4,997	(567)	(11.3)
Telecommunications Equipment Group	1,547	1,297	250	19.3
Information Equipment Group	3,252	2,322	930	40.1
Optical Equipment Group	167	464	(297)	(64.0)
Others	1,180	970	210	21.6
Corporate	637	663	(26)	(3.9)

Total	¥16,699	¥14,773	¥1,926	13.0

Capital expenditures :
Fine Ceramic Parts Group	¥990	¥1,490	¥(500)	(33.6)
Semiconductor Parts Group	3,310	9,297	(5,987)	(64.4)
Applied Ceramic Products Group	845	5,557	(4,712)	(84.8)
Electronic Device Group	5,404	4,145	1,259	30.4
Telecommunications Equipment Group	943	517	426	82.4
Information Equipment Group	3,915	3,444	471	13.7
Optical Equipment Group	58	73	(15)	(20.5)
Others	690	2,020	(1,330)	(65.8)
Corporate	575	493	82	16.6

Total	¥16,730	¥27,036	¥(10,306)	(38.1)

2. Geographic segments (Sales and operating profit by geographic area) :

	Yen in millions
	Three months ended June 30,
	2006	2005	Increase (Decrease)
	Amount	Amount	Amount	%
Net sales:
Japan	¥120,977	¥114,347	¥6,630	5.8
Intra-group sales and transfer between geographic areas	91,654	77,668	13,986	18.0

	212,631	192,015	20,616	10.7

United States of America	71,539	62,413	9,126	14.6
Intra-group sales and transfer between geographic areas	8,941	4,584	4,357	95.0

	80,480	66,997	13,483	20.1

Asia	45,263	38,419	6,844	17.8
Intra-group sales and transfer between geographic areas	36,880	28,242	8,638	30.6

	82,143	66,661	15,482	23.2

Europe	48,824	44,055	4,769	10.8
Intra-group sales and transfer between geographic areas	10,064	8,189	1,875	22.9

	58,888	52,244	6,644	12.7

Others	6,093	5,839	254	4.4
Intra-group sales and transfer between geographic areas	2,595	1,778	817	46.0

	8,688	7,617	1,071	14.1

Adjustments and eliminations	(150,134)	(120,461)	(29,673)	—

Net sales	¥292,696	¥265,073	¥27,623	10.4

Operating profit:
Japan	¥24,024	¥15,345	¥8,679	56.6
United States of America	2,449	(1,984)	4,433	—
Asia	5,212	3,249	1,963	60.4
Europe	1,755	(92)	1,847	—
Others	1,578	(8)	1,586	—

	35,018	16,510	18,508	112.1
Adjustments and eliminations	(2,090)	(967)	(1,123)	—

	32,928	15,543	17,385	111.9
Corporate	4,342	1,220	3,122	255.9
Equity in (losses) earnings of affiliates and unconsolidated subsidiaries	(343)	452	(795)	—

Income before income taxes	¥36,927	¥17,215	¥19,712	114.5

3. Geographic segments (Sales by region) :

	Yen in millions
	Three months ended June 30,
	2006		2005		Increase (Decrease)
	Amount	%	Amount	%	Amount	%
Japan	¥113,823	38.9	¥107,064	40.4	¥6,759	6.3
United States of America	61,703	21.1	54,910	20.7	6,793	12.4
Asia	51,128	17.4	43,755	16.5	7,373	16.9
Europe	46,468	15.9	42,796	16.2	3,672	8.6
Others	19,574	6.7	16,548	6.2	3,026	18.3

Net sales	¥292,696	100.0	¥265,073	100.0	¥27,623	10.4

Sales outside Japan	¥178,873		¥158,009		¥20,864	13.2
Sales outside Japan ratio to net sales	61.1%		59.6%

(Translation)

To All Persons Concerned	July 27, 2006

Name of Company Listed:	Kyocera Corporation

Name of Representative:	Makoto Kawamura, President and Director

(Code number: 6971, The First Section of the Tokyo Stock Exchange, The First Section of the Osaka Securities Exchange)

Person for inquiry:	Akihiko Toyotani General Manager of Finance Division (Tel: 075-604-3500)

Transfer of Shares of Kyocera Leasing Co., Ltd.

This is to advise you that Kyocera Corporation (“Kyocera”) and Diamond Lease Company Limited (“Diamond Lease”) have reached an agreement for the transfer of 100% of the shares of Kyocera Leasing Co., Ltd. (“Kyocera Leasing”) from Kyocera to Diamond Lease as of today.

1.	Reasons for Transfer of Shares

Kyocera Leasing, a 100% subsidiary of Kyocera, is a non-bank credit institution, which recently has been putting its business emphasis on real estate-related financing, in which it expects improved profitability and loan collection ratio, including without limitation, the extension of short-term loans for residential real estate projects and loans to apartment owners, in addition to its traditional business of leasing office equipment.

In recent years, within the financing industry, active reorganization has been ongoing. Amid such circumstances, Kyocera has been considering improved methods to enable Kyocera Leasing to continue to grow and further develop its businesses.

Diamond Lease is a leading financing company, with strong fund procurement capability and a strong business foundation, and, in addition, it has strong know-how in various types of financing products, such as securitization and factoring. Kyocera Leasing will be able to further expand and grow its businesses by joining the group companies of Diamond Lease and by taking advantage of the business network of such group companies and receiving support from them for its own financing and management skills.

On the other hand, Kyocera’s action will enable Kyocera Group to concentrate management resources on its businesses requiring enhancement, and accordingly execution of the share purchase agreement will be the most appropriate method of improving its corporate value.

2.	Outline of Subsidiary Subject to Changes

(1) Name:	Kyocera Leasing Co., Ltd.
(2) Representative:	Tsutomu Takahashi
(3) Location of Headquarters:	2-3-14 Yaesu, Chuo-ku, Tokyo
(4) Date of Establishment:	June 1, 1987
(5) Principal Business:	Financing business and lease business
(6) Fiscal Year End:	March
(7) Number of Employees:	74
(8) Principal Offices:	Tokyo, Osaka, Sapporo, Sendai, Nagoya, Hiroshima and Fukuoka
(9) Amount of Capital:	8,575 million yen
(10) Number of Shares Issued and Outstanding:	331,000 shares
(11) Principal Shareholders and Shareholding Ratio:	Kyocera Corporation 100%
(12) Performance Trends in Recent Fiscal Years

	(Yen in millions)
	Fiscal year ended March 31, 2006	Fiscal year ended March 31, 2005
Revenues	9,898	12,415
Gross profit	3,942	4,268
Profit from operations	2,421	2,894
Recurring profit	2,442	2,923
Net income	2,248	2,727
Total assets	133,635	119,963
Stockholders’ equity	16,015	13,771

3.	Transferee of Shares

(1) Name:	Diamond Lease Company Limited
(2) Representative:	Naotaka Obata
(3) Location of Headquarters:	3-3-1 Marunouchi, Chiyoda-ku, Tokyo
(4) Principal Business:	Lease Business
(5) Relationship with Kyocera:	None

4.	Number of Shares to be Transferred and Shareholding Before and After Transfer

(1) Number of Shares Owned Before Transfer:	331,000 shares (Shareholding Ratio 100%)
(2) Number of Shares to be Transferred:	331,000 shares
(3) Number of Shares Owned After Transfer:	0 shares (Shareholding Ratio 0%)

5.	Schedule Hereafter

Effective Date of Transfer: August 2006

6.	Impact on Businesses

The impact from the relevant share transfer on the performance of Kyocera’s business for the fiscal year ending March 31, 2007 will be insignificant and there is no change in the forecast announced on April 27, 2006.

Consolidated forecast of Kyocera Group for the year ending March 31, 2007 (fiscal 2007)

	(Yen in millions)
	Forecast for fiscal 2007	Result for fiscal 2006
Net sales	1,230,000	1,181,489
Profit from operations	123,000	103,207
Income before income taxes	138,000	121,388
Net income	83,000	69,696

Non-Consolidated forecast of Kyocera Corporation for fiscal 2007

	(Yen in millions)
	Forecast for fiscal 2007	Result for fiscal 2006
Net sales	510,000	477,379
Profit from operations	44,000	39,937
Recurring profit	74,000	68,182
Net income	53,000	68,712